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SEC FILE NUMBER
8-50094

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 7/1/2021 (MM/DD/YY) AND ENDING 6/30/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Financial Security Management, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

575 Lynnhaven Pkwy, Ste 310
(No. and Street)

Virginia Beach (City) VA (State) 23452 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Amy C Austin (Name) 757-431-1414 (Area Code – Telephone Number) amy@gofsg.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FORVIS, LLP
(Name – if individual, state last, first, and middle name)

910 E St Louis St, Ste 400 (Address) Springfield (City) MD (State) 65806 (Zip Code)

6/1/2022 (Date of Registration with PCAOB)(if applicable) 57 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Gayle E. Blachura, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Financial Security Management, Inc., as of 8/11, 2022 is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DENISE J. SETZER
NOTARY PUBLIC
REG. #283827
MY COMMISSION EXPIRES 1/31/2023
COMMONWEALTH OF VIRGINIA

Signature:

Title:
President

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [x] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [x] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [x] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [x] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [x] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FINANCIAL SECURITY MANAGEMENT, INC.
(A WHOLLY OWNED SUBSIDIARY)

FINANCIAL REPORT

JUNE 30, 2022

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

TABLE OF CONTENTS

FORV/S

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
Financial Security Management, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Financial Security Management, Inc. (the "Company") as of June 30, 2022, the related statements of operation, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I, II, III and IV ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Financial Security Management's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

FORVIS

supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

FORVIS, LLP

We have served as the Company's auditor since 2020.

Jacksonville, FL
August 11, 2022

FINANCIAL STATEMENTS

FINANCIAL SECURITY MANAGEMENT, INC.

Statement of Financial Condition

June 30, 2022

ASSETS

Cash and cash equivalents	$	66,036
Investments, at fair value		187,410
Commissions receivable		39,227
Prepaid expenses		22,116
Deferred tax asset, net		18,149
Total assets	$	332,938

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Commissions payable	$	28,676
Accounts payable		18,424
Total liabilities		47,100
STOCKHOLDER'S EQUITY		
Common stock - $10 par value, 5,000 shares authorized, 1,500 shares issued and outstanding		15,000
Additional paid-in capital		214,166
Retained earnings		56,672
Total stockholder's equity		285,838
Total liabilities and stockholder's equity	$	332,938

See accompanying notes.

FINANCIAL SECURITY MANAGEMENT, INC.
Statement of Operations
Year Ended June 30, 2022

COMMISSION INCOME	
Commission income	$ 565,266
Trail income	1,654,699
	2,219,965
EXPENSES	
Commissions and bonuses	1,758,284
Management fees	444,132
Professional fees	77,129
Taxes and licenses	39,055
Office expenses	14,388
Total expenses	2,332,988
Operating loss	(113,023)
OTHER INCOME/EXPENSE	
Interest and dividend income	17,167
Penalities	(3,275)
Net loss on investments	(34,675)
Total other income/expense	(20,783)
Loss before income taxes	(133,806)
PROVISION FOR INCOME TAXES	(35,323)
NET LOSS	$ (98,483)

See accompanying notes.

FINANCIAL SECURITY MANAGEMENT, INC.
Statement of Changes in Stockholder's Equity
Year Ended June 30, 2022

	Shares	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances, June 30, 2021	1,500	$ 15,000	$ 214,166	$ 155,155	$ 384,321
Net loss	-	-	-	(98,483)	(98,483)
Balances, June 30, 2022	1,500	$ 15,000	$ 214,166	$ 56,672	$ 285,838

See accompanying notes.

FINANCIAL SECURITY MANAGEMENT, INC.
Statement of Cash Flows
Year Ended June 30, 2022

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	**$**	**(98,483)**
Adjustments to reconcile net income to net cash used by operating activities:		
Net losses on investments		**34,675**
Dividends reinvested to purchase investments		**(17,080)**
Deferred income taxes		**(35,957)**
Changes in assets and liabilities:		
Commissions receivable		**2,653**
Prepaid expenses		**51,261**
Accounts payble		**15,461**
Commissions payable		**(15,652)**
Net cash used in operating activities		**(63,122)**
Net decrease in cash and cash equivalents		**(63,122)**
CASH AND CASH EQUIVALENTS		
Beginning		**129,158**
Ending	**$**	**66,036**

See accompanying notes.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Financial Security Management, Inc. (the "Company") is a limited broker/dealer dealing solely in mutual funds, variable annuities, and variable insurance products, and is located in the Commonwealth of Virginia. It is a wholly owned subsidiary of Financial Security Companies, LLC (FSC). The Company operates branch offices in Virginia, North Carolina, and Connecticut.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, all highly liquid investments purchased with maturities of three months or less are considered to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and are depreciated over their estimated useful lives using the straight-line method for financial reporting purposes. Equipment is depreciated over five years.

Affiliates and Ownership

On August 18, 2003, the Company's stockholders formed Financial Security Companies, LLC, a Virginia limited liability company. FSC wholly owns Financial Security Management, Inc., and also wholly owns affiliates Financial Security Group, Inc. (FSG) and Financial Security Advisory, Inc. (FSA). The Company's former stockholders are now members of FSC. These financial statements do not include accounts and transactions of these affiliates.

Recognition of Revenue and Expenses

Effective July 1, 2018, the Company implemented the provisions of Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers* and all related amendments (*Topic 606*) using the full retrospective method.

(Continued)

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue from contracts with customers is recognized when the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time.

Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services. Revenues are also analyzed to determine whether the Company acts as the principal (i.e. reports revenue on a gross basis) or agent (i.e. reports revenue on a net basis) in the arrangement with the customer. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

The Company earns commissions by executing client transactions in mutual funds and variable annuities as well as from trailing commissions, which are variable. Third parties handle the processing and custodial functions for the Company.

Commission income is recognized at the point of sale on the trade date when the performance obligation is satisfied. Based on the information received from the third party, the Company records a receivable on the trade date and is paid generally weekly or monthly.

For trail income, the performance obligation is satisfied at the time of the execution of the investments, but future amounts to be received are uncertain, as they are dependent on the value of eligible investments and the trade amount at future points in time; both of which are highly susceptible to variable factors outside the Company's influence.

The Company's statement of operations reflects trail income for services performed and performance obligations satisfied in previous periods and are recognized in the period when the market value of the investment, and the investor activities, are known, which are usually monthly or quarterly.

(Continued)

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company acts as principal in satisfying the performance obligations that generate commission income. The Company's sales representatives assist the Company in performing its obligations and, accordingly, commission income is presented on a gross basis.

Commissions Receivable

The Company utilizes the allowance method to recognize potential losses on commissions receivable. There were no accounts which management considered uncollectible at June 30, 2022, accordingly, no allowance was considered necessary.

Investments

The Company's investments consist of trading securities that are primarily mutual funds, and bond and equity funds. Securities that are held for short-term resale are classified by management as "trading securities". Accordingly, realized and unrealized gains and losses are reported within the statement of operations as other income or expense.

Income Taxes

The Company uses the liability method of accounting for income taxes. Accordingly, deferred tax assets and liabilities are determined based on the difference between the basis of assets and liabilities for financial statement and income tax purposes, using enacted tax rates in effect for the year in which the differences are expected to reverse. Differences relate to the use of accrual basis accounting for financial statement purposes and cash basis accounting for income tax purposes, and future capital and net operating loss deductions for income tax purposes. The deferred tax assets and liabilities represent the future tax consequences of those differences which will either be taxable or deductible when the assets and liabilities are recovered or settled. The provision for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

(Continued)

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company's management has evaluated the impact of the guidance to its financial statements. Management is not aware of any material uncertain tax positions and has not accrued the effect of any uncertain tax provisions as of June 30, 2022. The Company's income tax returns are subject to examination by taxing authorities, generally for a period of three years from the date they were filed.

The Company's policy is to classify income tax related interest and penalties, if any, in interest expense and other expenses, respectively.

NOTE 2. INCOME TAXES

The provision for income taxes is as follows:

Deferred income tax:		
Federal		(27,072)
State		(8,251)
Total provision for income taxes	$	(35,323)

Income taxes differ from statutory rates primarily due to state income taxes, dividends received deduction, and non-deductible expenses.

Non-current net deferred income tax assets (liabilities) at June 30 are summarized as follows:

Deferred tax assets (liabilities):		
State tax deduction	$	**(889)**
Net operating loss		**28,063**
Unrealized gain on investments		**(5,914)**
Cash basis conversion		**(3,111)**
Net deferred tax asset	**$**	**18,149**

(Continued)

NOTE 2. INCOME TAXES (Concluded)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during periods in which those temporary differences become deductible. Management considers the taxes available in carryback periods, the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management concluded based on the weight of objective evidence that it is more likely than not the Company will realize the benefit of all these deductible differences at June 30, 2022. Management has determined that there was no valuation allowance necessary at June 30, 2022.

At June 30, 2022, the Company has a federal net operating loss carryforward with no expiration of approximately $104,000.

NOTE 3. RELATED PARTY TRANSACTIONS

FSG provides office space, supplies and administrative support to the Company. These are classified as management fees on the statement of operations. The Company incurred fees related to these services totaled $444,132 for the year ended June 30, 2022.

NOTE 4. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no subordination agreements.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2022, the Company had net capital of $212,154 which was $207,154 in excess of its required net capital of $5,000. The Company's net capital ratio was .22 to 1 at June 30, 2022.

NOTE 6. CONCENTRATIONS

Financial Security Management, Inc. maintains its bank accounts in a financial institution located in Virginia Beach, Virginia. At times during the year, the balances in the accounts may exceed the limits insured by the Federal Deposit Insurance Corporation. The Company also maintains an investment account which is insured by the Securities Investor Protection Corporation (SIPC). The account balance did not exceed the SIPC limit during the year ended June 30, 2022.

NOTE 7. FAIR VALUE OF ASSETS AND LIABILITIES

FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 also establishes a fair value hierarchy which requires the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value as follows:

Level 1 Quoted prices in active markets for identical assets or liabilities.

Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities, quoted prices in active markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheet as well as the general classification of such instruments pursuant to the valuation hierarchy.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would include highly liquid money market, bond and equity mutual funds. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of mutual funds with similar characteristics.

(Continued)

NOTE 7. FAIR VALUE OF ASSETS AND LIABILITIES (Concluded)

	Assets at Fair Value as of June 30, 2022			
	Level 1	Level 2	Level 3	Total
Assets				
Money market funds	$ 4,194	$ -	$ -	$ 4,194
Equity funds	183,216	-	-	183,216
Total	$ 187,410	$ -	$ -	$ 187,410

NOTE 8. SUBSEQUENT EVENTS

The Company has evaluated all events and transactions for potential recognition or disclosure through August 11, 2022, the date that the financial statements were available to be issued. The Company determined that there are no subsequent events that require adjustment to, or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES AND EXCHANGE ACT OF 1934

FINANCIAL SECURITY MANAGEMENT, INC.

Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2022

NET CAPITAL		
Total stockholder's equity	**$**	**285,838**
Net Capital addbacks and adjustments:		
Trails receivable		**5,853**
Prepaid expenses and other assets		**40,265**
Haircuts on security positions		**27,566**
		73,684
Net capital	**$**	**212,154**
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable	**$**	**18,424**
Commissions payable		**28,676**
Total aggregate indebtedness	**$**	**47,100**
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	**$**	**5,000**
Excess net capital	**$**	**207,154**
Ratio: Aggregate indebtedness to net capital		**.22 to 1**

The above computations do not differ materially from the Company's computations, as shown in its amended FOCUS Reports Form X-17A5, Part II-A, for the period ending June 30, 2022.

FINANCIAL SECURITY MANAGEMENT, INC.

Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2022

Financial Security Management, Inc. is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds, variable annuities, and variable insurance products and is exempt from SEC Rule 15c3-3. All funds received in connection with the activity of the firm are promptly transmitted, and are not held in the custody of the firm.

All of the transactions of the Company are in accordance with the provisions of exemption k(1) under SEC Rule 15c3-3. The Company was in compliance with this exemption.

FINANCIAL SECURITY MANAGEMENT, INC.

Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
June 30, 2022

Financial Security Management, Inc. is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds, variable annuities, and variable insurance products and is exempt from SEC Rule 15c3-3. All funds received in connection with the activity of the firm are promptly transmitted, and are not held in the custody of the firm.

All of the transactions of the Company are in accordance with the provisions of exemption k(1) under SEC Rule 15c3-3. The Company was in compliance with this exemption.

FINANCIAL SECURITY MANAGEMENT, INC.

Schedule IV
Schedule of Segregation Requirements and Funds
in Segregation for Customers' Regulated
Commodity Futures and Options Accounts
June 30, 2022

Financial Security Management, Inc. is a limited broker dealer, exclusively dealing in the purchase, sale, and redemption of mutual funds, variable annuities, and variable insurance products and is exempt from SEC Rule 15c3-3. All funds received in connection with the activity of the firm are promptly transmitted, and are not held in the custody of the firm.

All of the transactions of the Company are in accordance with the provisions of exemption k(1) under SEC Rule 15c3-3. The Company was in compliance with this exemption.

FINANCIAL SECURITY MANAGEMENT INC
MEMBER FINRA/SIPC

August 11, 2022

Exemption Letter

To Whom It May Concern:

I represent, on behalf of the management of Financial Security Management, Inc., our exemption from SEC rule § 240.15c3-3 under paragraph (k)(1)(i-iv) and further represent:

The Principals of this Firm are responsible for compliance with the identified exemption provisions throughout the fiscal year.

We met the identified exemption provisions in § 240.15c3-3(k)(1)(i-iv) throughout the most recent fiscal year without exception.

I affirm, to the best of my knowledge these statements are true. Additionally, there are not known events or other factors that might significantly affect our compliance with the identified exemption provisions.

Sincerely,

Amy C. Austin
Chief Compliance Officer

575 Lynnhaven Parkway Suite 310 Virginia Beach, VA 23452 Tel: 757-431-1414 Fax: 757-431-1991
www.gofsg.com

FORV/S

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Financial Security Management, Inc.

We have reviewed management's statements, included in the accompanying Management Exemption Report, in which (1) Financial Security Management, Inc. (the "Company") identified the following provisions of 17 CFR §15c3-3(k) under which the Company claimed an exemption from 17 CFR §240.15c3-3: Paragraph (k)(1)(i-iv) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1)(i-iv) of Rule 15c3-3 under the *Securities Exchange Act of 1934*.

FORVIS, LLP

Jacksonville, FL
August 11, 2022

FORV/S

Independent Registered Public Accounting Firm's Agreed-Upon Procedures Report on General Assessment Reconciliation (Form SIPC-7)

Board of Directors
Financial Security Management, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934* and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2022. Management of Financial Security Management, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2022. In addition, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2022 with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2022, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

FORV/S

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company, and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

FORVIS, LLP

Jacksonville, FL
August 11, 2022

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended June 30, 2022

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

500094 FINRA JUN
Financial Security Management, Inc.
575 Lynnhaven Pkwy Suite 310
Virginia Beach, VA 23452-7350

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jaime E. Kennedy 757-572-3189

2. A.	General Assessment (item 2e from page 2)	$0.00
B.	Less payment made with SIPC-6 filed (**exclude interest**) April 19, 2022 (Date Paid)	(19.58)
C.	Less prior overpayment applied	(0.00)
D.	Assessment balance due or (overpayment)	(19.58)
E.	Interest computed on late payment (see instruction E) for______days at 20% per annum	0.00
F.	Total assessment balance and interest due (or overpayment carried forward)	$(19.58)

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $________

H. Overpayment carried forward $(19.58)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Financial Security Management, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CCO
(Title)

Dated the 25th day of July, 20 22.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning July 1, 2021
and ending June 30, 2022

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,199,182
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,219,965
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): __________ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$(20,783)
2e. General Assessment @ .0015	$0.00 (to page 1, line 2.A.)

FORV/S

Report to the
Board of Directors

Financial Security Management, Inc.

June 30, 2022

FORV/S

Table of Contents

FORV/S

Contacts

Paul Thompson
Partner
FORVIS, LLP
245 Riverside Avenue, Suite 410
Jacksonville, Florida, 32202
804-474-1261
Paul.Thompson@FORVIS.com

FORV/S

Required Auditor Communications

August 11, 2022

Board of Directors
Financial Security Management, Inc

We have audited the financial statements of Financial Security Management, Inc. (the "Company") for the year ended June 30, 2022, and have issued our report thereon dated August 10, 2022. Professional standards and the rules of the Securities and Exchange Commission require that we communicate with you regarding the following matters related to our audit.

Our Responsibility Under PCAOB Standards and GAAS

As stated in our engagement letter dated April 29, 2022, our responsibility, as described by professional standards, is to plan and perform our audit to obtain reasonable, but not absolute, assurance about whether the financial statements are free of material misstatement, whether caused by error or fraud, and are fairly presented in accordance with accounting principles generally accepted in the United States of America. Absolute assurance is not attainable because of the nature of audit evidence and the characteristics of fraud. Because an audit of the financial statements is designed to provide reasonable, but not absolute, assurance and because we did not perform a detailed examination of all transactions, there is a risk that material misstatements may exist and not be detected by us.

As part of our audit, we considered internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements. An audit does not include examining the effectiveness of internal control and does not provide assurance on internal control.

Our audit of the financial statements does not relieve you or management of your responsibilities.

Other Information in Documents Containing Audited Financial Statements

Our responsibility for other information in documents containing the Company's financial statements and our report thereon, does not extend beyond the information identified in our report, and we have no obligation to perform any procedures to corroborate other information contained in these documents. The following represents certain reports that are included within the financial reporting package submitted to the Securities and Exchange Commission and FINRA.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company is required to present Schedules I, II, III and IV that accompany the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, *Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

FORVIS

Exceptions to Exemption Provisions

We reviewed management's assertions in its exemption report in accordance with PCAOB Attestation Standard No. 2, *Review Engagements Regarding Exemption Reports of Broker Dealers.* In connection with our review of the Company's exemption report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Agreed-Upon Procedures Report on Schedule of SIPC Assessments and Payments

We performed procedures enumerated with respect to the Schedule of Assessment and Payments (Form SIPC-7) in accordance with AICPA Attestation Standard No. 201, *Agreed-Upon Procedures Engagements,* as adopted by the PCAOB. Based on our agreed-upon procedures performed, the Company was, in all material respects, in compliance with the applicable instructions of Form SIPC-7.

Significant Accounting Policies

Management has the responsibility for selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The significant accounting policies used by the Company are described in Note (1) to the financial statements. No significant new accounting policies were adopted and the application of existing policies was not changed during the year ended June 30, 2022. We noted no transactions entered into by the Company during the year that were controversial or areas where there is a lack of authoritative guidance or consensus, or diversity in practice for which, under professional standards, we are required to inform you.

Critical Accounting Policies, Quality of Accounting Policies and Alternative Treatments

Critical accounting policies and practices include those that are both most important to the portrayal of the Company's financial condition and results of operations, and require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Critical accounting policies and practices are tailored to specific events in the current year, and the accounting policies and practices that are considered critical might change from year to year. The Company's critical accounting policies are detailed in the Company's Annual Report within Management's Discussion and Analysis under the subheading "Critical Accounting Policies." We agree with the Company's identification of its critical accounting policies. We have discussed with you our assessment of the Company's critical accounting policies, including management's disclosures regarding such policies and practices.

We have discussed with the Audit Committee and management our judgments about the quality, not just the acceptability, of the Company's accounting principles as applied in its financial reporting. The discussions generally included such matters as the consistency of the Company's accounting policies and their application, and the clarity and completeness of the Company's financial statements, which include related disclosures.

We are required to report to the Audit Committee all alternative treatments within generally accepted accounting principles (GAAP) for accounting policies and practices related to material items that have been discussed with management, including recognition, measurement, presentation and disclosure alternatives, the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Firm. During the current audit period, we did not discuss with management any alternative treatments within GAAP related to material items.

FORV/S

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management, and are based on management's knowledge and experience about past and current events, and assumptions about future events. Critical accounting estimates are estimates for which (a) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (b) the impact of the estimate on financial condition or operating performance is material. The financial statements do not include any critical accounting estimates.

Significant Unusual Transactions

For purposes of this letter, professional standards define significant unusual transactions as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-Party Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties and parties in interest as required by our professional standards. We noted no such relationships or transactions that were previously undisclosed to us; significant transactions that had not been approved in accordance with the Company's policies or procedures, or for which exceptions to the Company's policies or procedures were granted; or significant transactions that appeared to lack a business purpose. Material related-party transactions have been disclosed in Note 4 to the financial statements.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the Company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of the audit.

Consultation with Other Accountants

In some cases, management may decide to consult with other accountants about auditing and accounting matters, similar to obtaining a "second opinion" on certain situations. If a consultation involves application of an accounting principle to the Company's financial statements or a determination of the type of auditors' opinion that may be expressed on those statements, our professional standards require the consulting accountant to check with us to determine that the consulted party has all the relevant facts. To our knowledge, there were no such consultations with other accountants.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing our audit.

FORV/S

Material Written Communications
We are required to report to the Board of Directors any material written communications between the firm and management. Related to the Company's June 30, 2022 audit of its financial statements, the following are material written communications:

- Management representation letter for the audit
- Management representation letter for the Agreed-Upon Procedures Report on the Schedule of SIPC Assessments and Payments
- We have included these material written communications as Appendix A to this letter.

Auditor's Report
We have provided and discussed with the Board of Directors a copy of our auditor's report. See Appendix C for a copy of the report.

This information is intended solely for the information and use of the Board of Directors and management of the Company, and is not intended to be, and should not be, used by anyone other than these specified parties.

Sincerely,

FORVIS, LLP

Jacksonville, FL

FORV/S

Communication of Internal Control-Related Matters

August 11, 2022

The Board of Directors
Financial Security management, Inc.

In conjunction with our audits of the financial statements and internal control over financial reporting of Financial Security Management, Inc. (the "Company") as of June 30, 2022 in accordance with standards established by the Public Company Accounting Oversight Board (PCAOB), we are required to communicate in writing to the Audit Committee all significant deficiencies and material weaknesses identified during our audits.

PCAOB standards define control deficiency, significant deficiency and material weakness as follows:

- A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.
- A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting.
- A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

All control deficiencies identified during our audit have been separately communicated in writing to management. We did not identify any control deficiencies that we believe to be material weaknesses.

This letter is intended solely for the information and use of the Audit Committee, the Board of Directors and management, and is not intended to be, and should not be, used by anyone other than these specified parties.

Sincerely,

FORVIS, LLP

Jacksonville, FL

FORV/S

Appendix A
Management Representation Letter

FINANCIAL SECURITY MANAGEMENT INC
MEMBER FINRA/SIPC

August 11, 2022

FORVIS, LLP
245 Riverside Ave #410
Jacksonville, FL 32202

We are providing this letter in connection with your audit of the financial statements of Financial Security Management, Inc. (the Company), as of June 30, 2022, and the related statements of operations, stockholder's equity, *and cash flows* for period ended June 30, 2022 pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether these financial statements present fairly, in all material respects, the financial position of Financial Security Management, Inc. and the results of its operations, and its cash flows in conformity with accounting principles generally accepted in the United States of America.

We confirm that we are responsible for the fair presentation of the financial statements of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America. We are also responsible for adopting sound accounting policies, establishing, and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors

We confirm, to the best of our knowledge and belief, the following representations made to you during your audits:

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States of America and include all disclosures necessary for such fair presentation and disclosures required to be included therein pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934.
2. We have made available to you:
    a. All financial records and related data, including the names of all related parties and all relationships and transactions with related parties.
    b. All minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared through the date of this letter. All significant board and committee actions are included in the summaries.
    c. All regulatory examination reports, supervisory correspondence, and similar materials from applicable regulatory agencies, including communications about supervisory actions or noncompliance with, or deficiencies in, rules and regulations or supervisory actions.

575 Lynnhaven Parkway Suite 310 Virginia Beach, VA 23452 Tel: 757-431-1414 Fax: 757-431-1991
www.gofsg.com

3. We have no knowledge of any relationships or transactions with related parties that have not been properly accounted for and adequately disclosed.

4. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

5. Except as reflected in the financial statements, there have been no:

   a. Instances of fraud, whether or not material, involving management or other employees who have a significant role in internal control over financial reporting.

   b. Instances of fraud involving others that could have a material effect on the financial statements.

   c. Allegations of fraud or suspected fraud affecting the Company received in communications from employees, former employees, analysts, regulators, short sellers, or others.

   d. Communications from the SEC or other regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

   e. Violations or possible violations of laws or regulations, the effects of which should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

   f. Illegal acts brought to our attention.

   g. Unasserted claims or assessments that are probable of assertion and must be disclosed in accordance with Accounting Standards Codification (ASC) Topic 450, *Contingencies*.

   h. Material transactions omitted or that have not been properly recorded in the accounting records underlying the financial statements.

   i. Side agreements or other arrangements (either written or oral) that have not been disclosed to you.

   j. Changes in accounting principles.

6. There are no significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information.

7. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

8. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral or deposited in escrow as security.

9. The Company has complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

10. We have identified all accounting estimates that could be material to the financial statements, and we confirm the appropriateness of the methods and the consistency in their application, the accuracy and completeness

of data, and the reasonableness of significant assumptions used by the Company in developing the accounting estimates reported in the financial statements.

11. Significant estimates that may be subject to a material change in the near term have been properly disclosed in the financial statements. We understand that "near term" means the period within one year of the date of the financial statements. In addition, we have no knowledge of material concentrations existing at the date of the financial statements that make the Company vulnerable to the risk of severe impact that have not been properly disclosed in the financial statements.

12. The Company has appropriately reconciled its general ledger accounts to their related supporting information. All related reconciling items considered to be material were identified and included on the reconciliations and were appropriately adjusted in the financial statements. All intracompany (and intercompany) accounts have been eliminated or appropriately measured and considered for disclosure in the financial statements.

13. The following information about financial instruments with off-balance-sheet risk and financial instruments with concentrations of credit risk has been properly disclosed in the financial statements:

    a. Extent, nature, and terms of financial instruments with off-balance-sheet risk.

    b. The amount of credit risk of financial instruments with off-balance-sheet credit risk and information about the collateral supporting such financial instruments.

    c. Significant concentrations of credit risk arising from all financial instruments and information about the collateral supporting such financial instruments.

    d. The common activity, region, or characteristic that identifies the concentration.

    e. The maximum loss that could result if the counterparties completely failed to perform their obligations and any collateral for the amounts due were worthless.

    f. The Company's policy of requiring collateral to minimize the risk, the nature of this collateral, and information about the Company's access to the collateral.

14. The methodology for determining fair value disclosures is based on reasonable assumptions.

15. In regard(s) to the tax services performed and advisement to management about appropriate accounting principles and their application provided by you; we have:

    a. Made all management decisions and performed all management functions.

    b. Designated an individual with suitable skill, knowledge, or experience to oversee the services.

    c. Evaluated the adequacy and results of the services performed.

    d. Accepted responsibility for the results of the services.

    e. Established and maintained internal controls, including monitoring ongoing activities.

16. There is no outstanding past-due balance of the entity's share, if any, of the accounting support fee of the Public Company Accounting Oversight Board.

17. The following have been properly recorded or disclosed in the financial statements:

    a. Related-party transactions and related amounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.

    b. Agreements to repurchase assets previously sold, including sales with recourse.

    c. Commitments to purchase or sell securities, including commitments to purchase or sell securities under forward-placement, financial futures contracts, and standby commitments.

    d. Liabilities or gain or loss contingencies and guarantees that are required to be accrued or disclosed, including those arising from environmental remediation obligations.

    e. Losses from transactions related to off-balance-sheet financial instruments.

    f. Significant common ownership or management control relationships requiring disclosure.

    g. Capital stock repurchase options or agreements or capital stock reserved for options, warrants, conversions, or other requirements.

    h. Arrangements with financial institutions involving compensating balances or other arrangements involving restrictions on cash balances and lines of credit or similar arrangements.

18. We have provided information supporting that assertion that transactions with related parties were conducted on terms equivalent to those prevailing in an arm's-length transaction.

19. The entity has appropriately reconciled its books and records.

20. All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.

21. We understand and acknowledge our responsibility for the fair presentation of the supplemental information. in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe the supplemental information, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of the supplemental information have not changed from those used in the prior period. The form and content of supplemental information complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.

22. There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended June 30, 2022 or through the date of this letter, except as made known to you.

23. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices, except as made known to you.

24. There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.

25. Net capital computations prepared by us during the period July 1, 2021 through June 30, 2022 indicated that we were in compliance with the requirements of The Net Capital Rule(SEC Rule 15c3-1) at all times during the period. Customer reserve computations pursuant to the Customer Protection Rule during the period did not reveal any deposit requirements that were not made on a timely basis.

26. There were no significant deficiencies or material weaknesses at June 30, 2021 through **August 10, 2022** in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).

27. We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(c)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

28. The deferred tax asset valuation allowance has been properly determined, including the Company's estimation of future taxable income, where necessary, and is adequate to reduce the total deferred tax asset to an amount that will more likely than not be realized.

29. Tax planning strategies used in determining the amount of the valuation allowance are prudent and feasible strategies that would, if necessary, be implemented.

30. The Company has the ability and the intent to recover, in a tax-free manner, assets with book/tax basis differences for which no deferred taxes have been provided.

31. Temporary differences that have not been tax effected are not expected to reverse in the foreseeable future.

32. The calculations of current and deferred tax expense (benefit) and related current and deferred tax assets and liabilities have been determined based on appropriate provisions of applicable enacted tax laws and regulations.

33. The Company's federal income returns for 2019, 2020, 2021 are subject to examination by the Internal Revenue Service ("IRS"), generally for three years after they were filed. The Company recognizes tax benefits only to the extent that the Company believes it is "more likely than not" that its tax positions will be sustained upon IRS examination. Accordingly, the provision for unpaid federal income taxes (liability for unrecognized tax benefits) on the balance sheet reflects all tax positions that the Company believes do not have a greater than a 50% chance of realization after examination.

34. The Company has properly analyzed and recorded its tax positions.

To the best of our knowledge and belief, no events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements, including fair value measurements and disclosures.

Sincerely,

Financial Security Management, Inc.

Gayle Blachura,
President

Amy Austin
Chief Compliance Officer

Jaime Kennedy, CPA
Accountant

FINANCIAL SECURITY MANAGEMENT INC

MEMBER FINRA SIPC

August 11, 2022

FORVIS, LLP
245 Riverside Ave #410
Jacksonville, FL 32202

In connection with your engagement to apply agreed-upon procedures to the General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) of Financial Security Management, Inc. for the year ended June 30 2022, we confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your engagement

1 We are responsible for the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules

2. We are responsible for establishing and maintaining effective internal control over compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7)

3 We are responsible for the presentation of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules

4 As of June 30, 2022, the General Assessment Reconciliation (Form SIPC-7) is presented in compliance with the applicable SIPC 7 instructions in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and the SIPC Series 600 Rules

5. We are responsible for selecting the agreed-upon procedures criteria and for determining that such criteria are sufficient and appropriate for our purposes

6. We have disclosed to you all known noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including noncompliance occurring after June 30, 2022

7 We have made available all documentation and other information that we believe is relevant to our compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7)

8 There have been no communications from regulatory agencies, internal auditors, or other independent accountants or consultants regarding possible noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) including communications received between June 30, 2022 and the date of this letter.

9 We have responded fully to all inquiries made to us by you during the engagement

10 No events have occurred subsequent to June 30 2022 and through the date of this letter that would require adjustment to or modification of the General Assessment Reconciliation

11 Your report is intended solely for the information and use of Financial Security Management, Inc and the Securities Investor Protection Corporation and Other Designated Examining Authorities or Parties and is not intended to be and should not be used by anyone other than these specified parties

Financial Security Management, Inc.

Gayle Blachora President

Amy Austin, Chief Compliance Officer

Jaime Kennedy, Accountant

575 Lynnhaven Parkway Suite 310 Virginia Beach VA 23452 Tel 757-431-1414 Fax 757-431-1991
www.gofsq.com

FORV/S

Appendix B
Independence Letter

FORV/S

Independence Letter

August 11, 2022

Board of Directors
Financial Security Management, Inc.
Virginia Beach, VA

PCAOB Rule 3526, *Communication with Audit Committees Concerning Independence*, requires that we disclose to you in writing, at least annually, all relationships between our firm and any affiliates and your Company and its related entities or persons in financial reporting oversight roles at your Company that may reasonably be thought to bear on independence. We have prepared the following comments to facilitate our discussion with you regarding any such matters arising since August 27, 2021, the date of our last letter as well as July 18, 2022, the date of our required audit plan presentation.

Relationships That May Bear on Independence

The following is a description of such relationships as of of which we are aware that are relevant to our audits of the Company's financial statements for the year ending June 30, 2022.

The following such relationships exist:

•Financial Security Group, Inc – Tax Compliance Service
•Financial Security Advisory, Inc – Tax Compliance Service

Non-audit services:

- Advisement to management about appropriate accounting principles and their application.

For the non-audit services listed above, management of the Company has sufficient expertise to take responsibility for all management decisions that will be made, and the Firm has not assumed the role of an employee or of management of the Company. We are not aware of any additional relationships between our Firm and the Company that may reasonably be thought to bear on our independence.

Confirmation of Independence

We confirm that we are independent of the Company in compliance with Rule 3520 and within the meaning of the federal securities laws administered by the Securities and Exchange Commission.

As further required by PCAOB Rule 3526, we will be pleased to discuss the potential effects of such relationships on our independence with respect to the Company.

This letter is intended solely for use by you and other members of the Board of Directors in your consideration of our independence as auditors, and should not be used for any other purpose.

Sincerely,

FORVIS, LLP

Jacksonville, FL

FORVIS

Appendix C
FORVIS' Auditor's Report

FORV/S

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
Financial Security Management, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Financial Security Management, Inc. (the "Company") as of June 30, 2022, the related statements of operation, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I, II, III and IV ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Financial Security Management's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

FORV/S

supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

FORVIS, LLP

We have served as the Company's auditor since 2020.

Jacksonville, FL
August 11, 2022